Exhibit 99.1

Niu Technologies Announces Unaudited Fourth Quarter and Full Year 2025 Financial Results

-- Fourth Quarter Revenues of RMB 676.2 million, down 17.4% year over year

-- Fourth Quarter Net Loss of RMB 88.1 million, compared with RMB 72.5 million in the same period of 2024

-- Full Year Revenues of RMB 4,307.9 million, up 31.0% year over year

-- Full Year Net Loss of RMB 39.4 million, compared with RMB 193.2 million in 2024

BEIJING, China, March 16, 2026 – Niu Technologies (“NIU” or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Revenues were RMB 676.2 million, a decrease of 17.4% year over year
•	Gross margin was 15.3%, compared with 12.4% in the fourth quarter of 2024
•	Net loss was RMB 88.1 million, compared with a net loss of RMB 72.5 million in the fourth quarter of 2024
•	Adjusted net loss (non-GAAP)[1] was RMB 82.4 million, compared with an adjusted net loss of RMB 66.7 million in the fourth quarter of 2024

Fourth Quarter 2025 Operating Highlights

•	The number of e-scooters sold was 172,763, down 23.8% year over year[2]
•	The number of e-scooters sold in China was 158,782, down 12.9% year over year
•	The number of e-scooters sold in the international markets was 13,981, down 68.4% year over year[2]
•	The number of franchised stores in China was 4,540 as of December 31, 2025

Dr. Yan Li, Chief Executive Officer of the Company, remarked, “Our China operations sustained robust growth throughout 2025, building strongly on last year’s momentum. Our latest products continue to set market trends by fusing pioneering technology with NIU’s signature design, ensuring the resilience of our business in a dynamic market. Our expanding portfolio is laying a highly scalable foundation to capture new consumer segments and drive the strategic expansion of our retail presence this year.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

2 The discrepancy in the total number of e-scooters sold in the fourth quarter of 2025 disclosed herein and the sales volume disclosed in the Company’s press release on sales volume update dated January 5, 2026 was due to adjustments made for certain product returns in international markets that occurred subsequently in the first quarter of 2026. This adjustment was made in order to better align with the revenue recognized for product sales during the fourth quarter of 2025.

Dr. Li continued, “Internationally, we are optimizing our retail footprint by accelerating the roll-out of electric motorcycles while streamlining micromobility operations to maximize efficiency. Overall, we are confident to deliver a sustained performance across both our domestic and overseas markets in 2026.”

Fourth Quarter 2025 Financial Results

Revenues reached RMB 676.2 million, representing a 17.4% decrease year over year. This decrease was primarily driven by a 23.8% decrease in sales volume, partially offset by a 4.0% increase in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2025 Q4	2024 Q4	% change YoY
E-scooter sales from China market	544.8	646.2	-15.7%
E-scooter sales from international markets	36.3	87.2	-58.3%
E-scooter sales, sub-total	581.1	733.4	-20.8%
Accessories, spare parts and services	95.1	85.8	+10.9%
Total	676.2	819.2	-17.4%

Revenues per e-scooter (in RMB)	2025 Q4	2024 Q4	% change YoY
E-scooter sales from China market[3]	3,431	3,544	-3.2%
E-scooter sales from international markets[3]	2,600	1,968	+32.1%
Revenues per e-scooter	3,364	3,236	+4.0%
Accessories, spare parts and services[4]	550	379	+45.1%
Blended revenues per e-scooter (including accessories, spare parts and services)	3,914	3,615	+8.3%

▪	E-scooter sales revenues from China market were RMB 544.8 million, a decrease of 15.7% year over year, representing 93.7% of total e-scooter revenues. The decrease was mainly due to a 12.9% decline in sales volume and a 3.2% decrease in revenues per e-scooter in China market.
▪	E-scooter sales revenues from international markets were RMB 36.3 million, a decrease of 58.3% year over year, representing 6.3% of total e-scooter revenues. The decrease was mainly due to lower sales volume and reduced revenues per e-scooter for kick-scooters in international markets.
▪	Accessories, spare parts and services revenues were RMB 95.1 million, an increase of 10.9% year over year, representing 14.1% of total revenues. The increase was primarily driven by higher revenues from Niu App services, as well as from accessories and spare parts sales in China market.
▪	Revenues per e-scooter were RMB 3,364, an increase of 4.0% year over year. This increase was primarily due to a higher sales proportion attributable to China market, partially offset by a slight decrease in revenues per e-scooter within China.

3 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

4 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 573.0 million, a decrease of 20.1% year over year, mainly due to lower sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 3,317, an increase of 4.8% from RMB 3,165 in the fourth quarter of 2024. This increase was mainly due to provisions for slow-moving inventory and higher freight costs in international markets, partially offset by cost-reduction initiatives in China market.

Gross margin was 15.3%, compared with 12.4% in the same period of 2024. The increase was primarily attributable to China market, driven by a favorable product mix shift towards higher-margin e-scooters and effective cost-reduction initiatives. This was partially offset by lower gross margin for kick-scooters in international markets.

Operating expenses were RMB 206.1 million, an increase of 6.8% from the same period of 2024. Operating expenses as a percentage of revenues were 30.5%, compared with 23.6% in the fourth quarter of 2024.

▪	Selling and marketing expenses were RMB 144.1 million (including RMB 0.9 million of share-based compensation expenses), an increase of 5.7% from RMB 136.3 million in the fourth quarter of 2024, mainly due to an increase of RMB 12.1 million in rental expenses, primarily in international markets, RMB 9.3 million in staff costs, and RMB 3.7 million in depreciation and amortization, partially offset by a decrease of RMB 19.1 million in advertising and promotion expenses primarily in China market. Selling and marketing expenses as a percentage of revenues were 21.3%, compared with 16.6% in the fourth quarter of 2024.
▪	Research and development expenses were RMB 49.5 million (including RMB 2.3 million of share-based compensation expenses), an increase of 28.2% from RMB 38.6 million in the fourth quarter of 2024, mainly due to an increase of RMB 6.5 million in staff costs and share-based compensation, and RMB 4.4 million in design and testing expenses. Research and development expenses as a percentage of revenues were 7.3%, compared with 4.7% in the fourth quarter of 2024.
▪	General and administrative expenses were RMB 12.5 million (including RMB 2.4 million of share-based compensation expenses), a decrease of 31.0% from RMB 18.1 million in the fourth quarter of 2024, mainly due to a decrease of RMB 14.8 million in taxes and surcharges, partially offset by an increase of RMB 11.2 million in foreign exchange losses. General and administrative expenses as a percentage of revenues were 1.8%, compared with 2.2% in the fourth quarter of 2024.

Operating expenses excluding share-based compensation expenses were RMB 200.6 million, an increase of 7.1% year over year, representing 29.7% of revenues, compared with 22.9% in the fourth quarter of 2024.

▪	Selling and marketing expenses excluding share-based compensation expenses were RMB 143.2 million, an increase of 6.1% year over year, representing 21.2% of revenues, compared with 16.5% in the fourth quarter of 2024.
▪	Research and development expenses excluding share-based compensation expenses were RMB 47.3 million, an increase of 29.3% year over year, representing 7.0% of revenues, compared with 4.5% in the fourth quarter of 2024.

▪	General and administrative expenses excluding share-based compensation were RMB 10.1 million, a decrease of 36.2% year over year, representing 1.5% of revenues, compared with 1.9% in the fourth quarter of 2024.

Share-based compensation expenses were RMB 5.7 million, compared with RMB 5.9 million in the same period of 2024.

Income tax benefit was RMB 8.0 million, compared with RMB 9.8 million in the same period of 2024.

Net loss was RMB 88.1 million, compared with RMB 72.5 million in the fourth quarter of 2024. The net loss margin was 13.0%, compared with 8.9% in the same period of 2024.

Adjusted net loss (non-GAAP) was RMB 82.4 million, compared with RMB 66.7 million in the fourth quarter of 2024. The adjusted net loss margin5 was 12.2%, compared with 8.1% in the same period of 2024.

Basic and diluted net loss per ADS were both RMB 1.10 (US$ 0.16).

Full Year 2025 Financial Results

Revenues were RMB 4,307.9 million, representing a 31.0% increase year over year. This growth was primarily driven by a 29.0% increase in sales volume, complemented by a 2.1% increase in revenues per e-scooter. E-scooter sales revenues from China market and international markets represented 93.2% and 6.8% of our total revenues from e-scooter sales, respectively. The following table shows the revenue breakdown and revenues per e-scooter in the years presented:

Revenues (in RMB million)	2025 Full Year	2024 Full Year	% change YoY
E-scooter sales from China market	3,630.0	2,563.6	+41.6%
E-scooter sales from international markets	266.5	396.9	-32.9%
E-scooter sales, sub-total	3,896.5	2,960.5	+31.6%
Accessories, spare parts and services	411.4	327.8	+25.5%
Total	4,307.9	3,288.3	+31.0%

Revenues per e-scooter (in RMB)	2025 Full Year	2024 Full Year	% change YoY
E-scooter sales from China market[3]	3,264	3,377	-3.3%
E-scooter sales from international markets[3]	3,330	2,402	+38.6%
Revenues per e-scooter	3,269	3,203	+2.1%
Accessories, spare parts and services[4]	345	354	-2.8%
Blended revenues per e-scooter (including accessories, spare parts and services)	3,614	3,557	+1.6%

5 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

Cost of revenues was RMB 3,464.3 million, an increase of 24.2% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,906, a decrease of 3.7% from RMB 3,018 in 2024.

Gross margin was 19.6%, compared with 15.2% in 2024. The increase was primarily driven by China market, reflecting a strategic shift in product mix towards higher-margin e-scooters and our continued cost-optimization initiatives. This was partially offset by a lower gross margin for kick-scooters in international markets.

Operating expenses were RMB 933.2 million, an increase of 24.4% from RMB 750.3 million in 2024. Operating expenses as a percentage of revenues were 21.7%, compared with 22.8% in 2024.

Operating expenses excluding share-based compensation expenses were RMB 906.3 million, an increase of 24.7% year over year, representing 21.0% of revenues, compared with 22.1% in 2024.

Share-based compensation expenses were RMB 27.7 million, an increase of RMB 3.5 million from RMB 24.2 million in 2024.

Income tax benefit was RMB 23.0 million, compared with RMB 23.6 million in 2024.

Net loss was RMB 39.4 million, compared with RMB 193.2 million in 2024. The net loss margin was 0.9%, compared with 5.9% in 2024.

Adjusted net loss (non-GAAP) was RMB 11.7 million, compared with RMB 169.0 million in 2024. The adjusted net loss margin5 was 0.3%, compared with 5.1% in 2024.

Basic and diluted net loss per ADS were both RMB 0.49 (US$ 0.07).

Balance Sheet

As of December 31, 2025, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,115.6 million in aggregate. The Company had restricted cash of RMB 210.9 million and short-term bank borrowings of RMB 240.0 million.

Business Outlook

NIU expects revenues for the first quarter of 2026 to be in the range of RMB 887 million to RMB 1,023 million, representing a year-over-year increase of 30% to 50%. NIU expects sales volume for the full year 2026 to be in the range of 1.7 million to 1.9 million units, representing a year-over-year increase of approximately 40% to 60%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, March 16, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its fourth quarter and full year 2025 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Fourth Quarter and Full Year 2025 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI12f59df276994aebae3a0f8be5db53de

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.9931 to US$ 1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	630,021,303	924,738,132	132,235,794
Term deposits	274,351,895	128,235,695	18,337,460
Restricted cash	216,395,796	210,864,000	30,153,151
Short-term investments	-	62,661,176	8,960,429
Accounts receivable, net	131,921,419	37,372,044	5,344,131
Inventories	649,177,719	652,579,651	93,317,649
Prepayments and other current assets	267,938,339	343,536,572	49,125,076
Total current assets	2,169,806,471	2,359,987,270	337,473,690

Non-current assets
Property, plant and equipment, net	320,013,632	420,173,035	60,083,945
Intangible assets, net	1,043,801	776,328	111,013
Operating lease right-of-use assets	71,223,350	75,954,225	10,861,310
Deferred income tax assets	31,752,254	57,457,432	8,216,303
Other non-current assets	19,318,659	35,988,114	5,146,232
Total non-current assets	443,351,696	590,349,134	84,418,803

Total assets	2,613,158,167	2,950,336,404	421,892,493

LIABILITIES
Current liabilities
Short-term bank borrowings	200,000,000	240,000,000	34,319,544
Notes payable	294,348,768	394,285,714	56,382,107
Accounts payable	869,015,140	704,089,088	100,683,400
Income taxes payable	1,071,914	2,197,710	314,268
Advances from customers	35,892,860	182,598,444	26,111,230
Deferred revenue-current	50,247,103	75,148,049	10,746,028
Accrued expenses and other current liabilities	201,356,008	404,813,611	57,887,575
Total current liabilities	1,651,931,793	2,003,132,616	286,444,152

Deferred revenue-non-current	16,886,859	23,316,175	3,334,169
Deferred income tax liabilities	3,269,464	2,057,892	294,275
Operating lease liabilities	89,990	3,956,501	565,772
Other non-current liabilities	9,697,841	12,941,916	1,850,669
Total non-current liabilities	29,944,154	42,272,484	6,044,885

Total liabilities	1,681,875,947	2,045,405,100	292,489,037

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,549	91,796	13,127
Class B ordinary shares	10,316	9,504	1,359
Additional paid-in capital	1,988,638,160	2,016,533,709	288,360,485
Accumulated other comprehensive loss	(3,129,362)	(17,990,674)	(2,572,632)
Accumulated deficit	(1,054,327,443)	(1,093,713,031)	(156,398,883)
Total shareholders’ equity	931,282,220	904,931,304	129,403,456

Total liabilities and shareholders’ equity	2,613,158,167	2,950,336,404	421,892,493

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues	819,179,677	676,247,493	96,702,105	3,288,296,344	4,307,865,498	616,016,573
Cost of revenues(a)	(717,195,572)	(573,044,436)	(81,944,264)	(2,789,533,350)	(3,464,294,613)	(495,387,541)
Gross profit	101,984,105	103,203,057	14,757,841	498,762,994	843,570,885	120,629,032

Operating expenses:
Selling and marketing expenses(a)	(136,342,357)	(144,124,497)	(20,609,529)	(489,577,690)	(675,769,295)	(96,633,724)
Research and development expenses(a)	(38,622,708)	(49,529,896)	(7,082,681)	(130,111,359)	(166,452,286)	(23,802,360)
General and administrative expenses(a)	(18,075,985)	(12,463,572)	(1,782,267)	(130,617,629)	(90,963,018)	(13,007,539)
Total operating expenses	(193,041,050)	(206,117,965)	(29,474,477)	(750,306,678)	(933,184,599)	(133,443,623)
Government grants	387,800	282,812	40,442	911,556	1,366,650	195,428
Operating loss	(90,669,145)	(102,632,096)	(14,676,194)	(250,632,128)	(88,247,064)	(12,619,163)

Interest expenses	(1,598,640)	(1,807,591)	(258,482)	(5,623,544)	(6,130,439)	(876,641)
Interest income	9,559,430	6,329,914	905,166	37,089,488	26,464,512	3,784,375
Investment income	371,460	2,001,403	286,197	2,358,995	5,543,812	792,755
Loss before income taxes	(82,336,895)	(96,108,370)	(13,743,313)	(216,807,189)	(62,369,179)	(8,918,674)
Income tax benefit	9,798,826	7,999,794	1,143,955	23,606,550	22,983,591	3,286,610
Net loss	(72,538,069)	(88,108,576)	(12,599,358)	(193,200,639)	(39,385,588)	(5,632,064)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	10,263,988	(1,422,394)	(203,400)	6,366,312	(14,861,312)	(2,125,139)
Comprehensive loss	(62,274,081)	(89,530,970)	(12,802,758)	(186,834,327)	(54,246,900)	(7,757,203)
Net loss per ordinary share
—Basic	(0.46)	(0.55)	(0.08)	(1.22)	(0.25)	(0.04)
—Diluted	(0.46)	(0.55)	(0.08)	(1.22)	(0.25)	(0.04)
Net loss per ADS
—Basic	(0.91)	(1.10)	(0.16)	(2.44)	(0.49)	(0.07)
—Diluted	(0.91)	(1.10)	(0.16)	(2.44)	(0.49)	(0.07)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	158,924,842	160,034,451	160,034,451	158,460,242	159,714,698	159,714,698
—Diluted	158,924,842	160,034,451	160,034,451	158,460,242	159,714,698	159,714,698
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	79,462,421	80,017,226	80,017,226	79,230,121	79,857,349	79,857,349
—Diluted	79,462,421	80,017,226	80,017,226	79,230,121	79,857,349	79,857,349

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	155,177	156,745	22,414	751,445	858,055	122,700
Selling and marketing expenses	1,363,601	896,134	128,145	7,110,420	5,396,473	771,685
Research and development expenses	2,054,764	2,258,971	323,029	7,325,327	9,890,499	1,414,323
General and administrative expenses	2,281,042	2,383,925	340,897	9,045,786	11,586,370	1,656,829
Total share-based compensation expenses	5,854,584	5,695,775	814,485	24,232,978	27,731,397	3,965,537

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(72,538,069)	(88,108,576)	(12,599,358)	(193,200,639)	(39,385,588)	(5,632,064)
Add:
Share-based compensation expenses	5,854,584	5,695,775	814,485	24,232,978	27,731,397	3,965,537
Adjusted net loss	(66,683,485)	(82,412,801)	(11,784,873)	(168,967,661)	(11,654,191)	(1,666,527)